Prenetics Global Limited
Unit 703-706, K11 Atelier
728 King’s Road, Quarry Bay
Hong Kong
August 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Conlon Danberg and Katherine Bagley

Re:	Prenetics Global Limited Registration Statement on Form F-3 Filed July 22, 2025 File No. 333-288824

Ladies and Gentlemen:

On behalf of Prenetics Global Limited (the “Company”), I am pleased to submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on August 5, 2025 (the “Comment Letter”) to the above-referenced Registration Statement on Form F-3 filed with the Commission by the Company on July 22, 2025 (the “Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, publicly filing an amendment to the Registration Statement (the “Amendment”), which reflects the revisions described in the Company’s responses below and clarifies certain other information. The page numbers in the text of the Company’s responses included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Comment Letter Dated August 5, 2025

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
August 22, 2025

ACT Genomics Divestment, page 13

1.Staff’s Comment: We note your disclosure that on June 18, 2025, you announced the divestment of ACT Genomics to Delta Electronics, Inc at a value of up to $71.78 million. The disclosure in note 35 Non-controlling interests to your audited financial statements appearing on page F-60 of your 2024 Annual Report on Form 20-F suggests that ACT Genomics may have accounted for a material portion of your assets, revenues, and total comprehensive expense, and the transaction value of $71.78 million appears to be significant relative to the market value of your Class A ordinary shares. As such, please provide your analysis of whether the divestment of ACT Genomics constitutes a probable disposition of a significant portion of your business, which would require pro forma financial information to be included in the registration statement. Please refer to Rule 8-05 and Article 11 of Regulation S-X.
Response: The Company respectfully acknowledges the Staff’s comment. Based on the analysis, the divestment of ACT Genomics exceeds the 20% significance threshold, indicating that the ACT Genomics divestment constitutes a probable disposition of a significant portion of the Company’s business under Rule 8-05 and Article 11 of Regulation S-X and would qualify as a discontinued operation under IFRS 5.
Accordingly, the Company prepared and filed the pro forma financial information with the Commission on Form 6-K on August 22, 2025, and has incorporated such financial information by reference into the Amendment.

Bitcoin Treasury Strategy, page 13

2.Staff’s Comment: We note your disclosure that your existing Bitcoin holdings were acquired via a Kraken custody account. Please clarify if you intend to use Kraken or other third-party custodians to store your existing and future Bitcoin holdings.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 9 to specify that the Company intends to use multiple custodians for its bitcoin holdings, such as Kraken, Anchorage Digital, Coinbase Custody, BitGo, Hex Trust, and Fidelity Digital Assets.

3.Staff’s Comment: We note your disclosure that the Group’s total current assets would have been approximately $112 million as of May 31, 2025 based on certain assumptions. To provide investors with clarity about your current financial position, please revise this disclosure to provide your actual total current assets as of a recently practicable date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 9.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
August 22, 2025

4.Staff’s Comment: We note your statement that you have received approval from your Board of Directors to “allocate most of the company’s balance sheet to Bitcoin.” Please clarify what it would mean to allocate a majority of your balance sheet to Bitcoin, including whether this refers to your cash, total assets, total assets and liabilities, or some other measure of your balance sheet. Your disclosure should clarify if you intend to invest your cash and cash equivalents in Bitcoin, acquire a quantity of Bitcoin that would represent the majority of your total assets, divest existing assets and invest the proceeds in Bitcoin, or pursue other strategies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 9 to clarify that the referenced allocation relates specifically to its cash and cash equivalents. The Company does not intend to divest core operating assets or liabilities to acquire Bitcoin.

5.Staff’s Comment: We note your statement that your “Bitcoin initiative extends far beyond a simple treasury allocation, representing a comprehensive long-term digital asset strategy directly inspired by successful corporate Bitcoin adopters like MicroStrategy and Metaplanet.” Please revise to remove your references to MicroStrategy and Metaplanet. Your disclosure should not imply a connection between your potential business, strategy, or results and those of other cryptocurrency companies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed all references to MicroStrategy and Metaplanet on page 9.

6.Staff’s Comment: We note your disclosure that you will implement “sophisticated alpha-generating strategies, including yield generation, strategic collateralization, and structured products” to maximize returns on your Bitcoin holdings. Please revise to provide additional details on how you intend to generate bitcoin yield and employ collateralization or structured products with respect to your Bitcoin holdings. Please also add a risk factor to address the additional counterparty risks if you pursue strategies to create income streams or otherwise generate funds using your cryptocurrency holdings.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 9-10 to provide additional details on how the Company intends to generate bitcoin yield and employ collateralization or structured products with respect to its Bitcoin holdings. The Company has also revised the risk factor disclosure on pages 17-19.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
August 22, 2025

Risk Factors, page 16

7.Staff’s Comment: We note the disclosure on page 17 that you intend to use the net proceeds from the sale of any securities offered under this prospectus to acquire Bitcoin and for general corporate purposes, unless otherwise indicated in the applicable prospectus supplement. Please revise your registration statement to include a separate risk factor to disclose that proceeds from an offering may be used to purchase additional bitcoin and describe the attendant risks, including that the price of bitcoin has been, and will likely continue to be, highly volatile.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on pages 17-19.

8.Staff’s Comment: We note your risk factor in your current report on Form 6-K filed July 17, 2025 titled “Regulatory change reclassifying Bitcoin as a security could lead to our classification as an ‘investment company’…,” which is incorporated by reference into your registration statement. Please revise your disclosure in your registration statement to note that this risk is not whether bitcoin is determined to be a security but whether bitcoin is determined to be offered and sold as a security.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure in Amendment No. 2 to the Form 6-K which was filed with the Commission on August 22, 2025, and has incorporated such revised risk factor disclosure by reference into the Amendment. In the registration statement, the Company has revised the risk factor disclosure on pages 17-19.

General

9.Staff’s Comment: Please revise your filing, as applicable, to provide specific and prominent disclosures about the legal and operational risks associated with China-based companies. For guidance, please refer to the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the filing to provide the disclosure on the cover page, and pages 14-16 and 19-23.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
August 22, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Michael S. Lee (by telephone at (212) 549-0358 or by email at michael.lee@reedsmith.com) of Reed Smith LLP.
[Signature Page Follows]

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
August 22, 2025

Very truly yours,

Prenetics Global Limited

By:	/s/ Danny Sheng Wu Yeung
	Name:	Danny Sheng Wu Yeung
	Title:	Chief Executive Officer

Via E-mail:

cc:	Michael S. Lee Reed Smith LLP